John V. Murphy
Chairman, President and                                                OppenheimerFunds Logo
Chief Executive Officer                                                Two World Trade Center, 34th Floor
New York, NY 10048-0203
                                                                       800.525.7048
                                                                       www.oppenheimerfunds.com

September 24, 2001

Dear Oppenheimer Trinity Growth Fund Shareholder,

         In July you received a proxy statement and ballot regarding a proposal to reorganize your Fund into Oppenheimer Large Cap
Growth Fund.

         We are pleased to announce that the proposal was approved by shareholders recently, and the reorganization occurred on
September 21, 2001.  We have renamed the Fund Oppenheimer Trinity Large Cap Growth Fund.

         Your shares were exchanged for shares of Trinity Large Cap Growth Fund based on the per share net asset value of the two
Funds at the close of business on September 20, 2001.  Enclosed are confirmation statements that show the transfer of your Trinity
Growth shares and the simultaneous issuance of Trinity Large Cap Growth Fund shares at net asset value, without sales charges.

         If you have any questions regarding this reorganization, please contact your financial advisor or call us at 1-800-525-7048.

         As always, we appreciate your confidence in OppenheimerFunds and look forward to serving you for many years to come.

                                                              Sincerely,

                                                              JVM signature

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